Exhibit 99.B(g)(2)(iii)

SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

ING INVESTMENTS, LLC

and

AELTUS INVESTMENT MANAGEMENT, INC.

Series	Annual Sub-Adviser Fee
(as a percentage of managed assets*)
ING Prime Rate Trust	.3600%

* Managed Assets means average daily gross assets, minus the sum of the Trust’s accrued and unpaid dividends on any outstanding preferred shares and accrued liabilities (other than liabilities for the principal amount of any borrowings incurred, commercial paper or notes issued by the Trust, and the liquidation preference of any outstanding preferred shares).